David Lubin & Associates
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                            Telephone: (516) 569-9629
                            Facsimile: (516) 569-5053

                                                              May 4, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

         Re: Vision Bioenergy, Inc. (Registration No. 333-121369) Application for Withdrawal

Ladies and Gentlemen:

      Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Vision Bioenergy, a Nevada corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-121369, together with all exhibits thereto, filed with the Securities and Exchange Commission (the "SEC") on December 17, 2004 and amended on February 3, 2005 (the "Registration Statement"). The Registrant makes such application on the grounds that it has decided that it is in its best interests to terminate the offering at this time. No securities were sold in connection with the offering.

      We hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

      Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the registrant, (516) 569-9629.

                                        Very truly yours,

                                        VISION BIOENERGY, INC.


                                        By: /s/ Michael Reiner
                                           -------------------------------------
                                           Name:  Michael Reiner
                                           Title: President, Chief Executive
                                                  Officer, and Director